 ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

Winmill & Co. Incorporated	96394108B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 1, 2008	October 1, 2008 to October 1, 2009	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Midas Dollar Reserves, Inc.

is changed to:

Midas Perpetual Portfolio, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

JOINT INSURED AGREEMENT

Agreement made as of the 10th day of September, 2008, by and among Midas Dollar Reserves, Inc., Global Income Fund, Inc., Foxby Corp., Midas Special Fund, Inc, Midas Fund, Inc., CEF Advisers, Inc., Investor Service Center, Inc., Midas Management Corporation, and Winmill & Co. Incorporated (hereinafter referred to, collectively with the Funds, as the “Assureds”).

WHEREAS, the Assureds are jointly insured under an Investment Company Blanket Bond (“Bond”) issued by the ICI Mutual Insurance Company;

NOW, THEREFORE, in consideration of the mutual covenants set forth below, the parties agree as follows:

1.         The aggregate face amount of the Bond shall at all times be equal to or greater than the aggregate of the amounts set forth as the minimum amount for each Fund (based on the gross assets of each) under sub-paragraph (d)(1) of Rule 17g-1, promulgated under the Investment Company Act of 1940, as amended.

2.         In the event of a recovery by two or more of the Assureds under the Bond in connection with a single loss, such recovery shall be divided among the Assureds suffering such loss in proportion to the respective amounts of each such Assured’s loss.
                3.         In the event a loss suffered by any of the Assureds is not fully recoverable under this Bond, or under any other bond naming such Assured as an insured, the recovery under the Bond shall be allocated among the Assureds on an equitable and proportionate basis provided, however, that each Fund shall receive as least the amount of coverage approved by the directors of such Fund in accordance with paragraph (d) of said Rule 17g-1 (but, in any event, not less than the amount of the minimum coverage set forth in subparagraph (d)(1) of said Rule 17g-1, applicable to an investment company having the same gross assets as such Fund).

IN WITNESS WHEREOF, each of the Assureds has executed this agreement as of the date and year above written.

Midas Dollar Reserves, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Global Income Fund, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Foxby Corp.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Midas Special Fund, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Midas Fund, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

CEF Advisers, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Midas Management Corporation

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Investor Service Center, Inc.

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

Winmill & Co. Incorporated

By: /s/ Thomas B. Winmill

Thomas B. Winmill, President

SECRETARY'S CERTIFICATE

OF

FOXBY CORP., GLOBAL INCOME FUND, INC.,

MIDAS DOLLAR RESERVES, INC., MIDAS FUND, INC.,

AND MIDAS SPECIAL FUND, INC.

(COLLECTIVELY, THE "FUNDS")

On this 31st day of October, 2008, the undersigned, Thomas B. Winmill, does hereby certify that he is the duly elected and presently incumbent Secretary Pro Tem of the Funds, each a Maryland corporation, and is authorized to execute and deliver this Certificate and does hereby further certify that:

The following resolutions are a true, correct and complete copy of a resolutions duly adopted at a meeting of the Boards of Directors of the Funds duly called and held on September 10, 2008, at which a quorum was present and acting throughout; and such resolutions have not been amended, modified or rescinded and remain in full force and effect on the date hereof.

RESOLVED, that, upon due consideration of all relevant factors, including but not limited to the value of the aggregate assets of the Funds to which any Covered Person (as defined in Rule 17g-1(b) under the Investment Company Act of 1940) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of the Funds, the joint insured bond, issued by ICI Mutual Insurance Company (the "Bond") between each Fund, CEF Advisers, Inc., Midas Management Corporation, Investor Service Center, Inc., and Winmill & Co. Incorporated shall be in the minimum amount permitted by Rule 17g-1 of the 1940 Act and be it further

RESOLVED, that, upon due consideration of all relevant factors, including but not limited to the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the increase of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each insured is less than the premium each insured would have had to pay if it provided and maintained a single insured bond, the officers of each insured be, and they hereby are, authorized to cause each insured to pay the proportion of the premium for said Bond allocated to it based upon its net assets relative to the other parties named as insureds; and be it further

RESOLVED, that any President, Vice Chairman or Vice President of each insured be, and hereby is, authorized to secure coverage under the joint insured agreement on behalf of each insured, and any actions previously taken by such officers with respect to securing coverage under the joint insured agreement be, and they hereby are, ratified and approved in all respects; and be it further

RESOLVED, that Thomas B. Winmill be, and hereby is, designated as the officer who shall make the filings and give notices required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned being duly authorized has executed this Secretary's Certificate of the Funds.

/s/ Thomas B. Winmill

Thomas B. Winmill

Secretary Pro Tem

ICIM Services

Partners In Risk Management

December 8, 2008

Mr. John F. Ramirez

Vice President & Chief Compliance Officer

Winmill & Co. Incorporated

11 Hanover Square, 12th Floor

New York, NY 10005

Re:	ICI Mutual Blanket Bond No. 96394108B (“Bond”)

Dear John:

It is my understanding that Insureds under the referenced Bond have allocated the premium for their joint Bond as follows:

Insured Name	Allocation %	Allocation Amount ($)
Winmill & Co. Incorporated	6.25%	$677
Investor Service Center, Inc.	6.25%	$677
CEF Advisers, Inc.	6.25%	$677
Midas Management Corporation	6.25%	$677

Non-Funds Sub-Total	25%	$2,708

Midas Fund, Inc.	48%	$5,182
Midas Special Fund, Inc.	6%	$656
Midas Dollar Reserves, Inc.	5%	$564
Foxby Corp.	3%	$282
Global Income Fund, Inc.	13%	$1,437

Funds Sub-Total	75%	$8,121

Grand Total	100%	$10,829

I am hereby confirming that the share of total premium for the Bond coverage allocated to each investment company Insured is equal to or less than such company would pay if it had purchased a separate Bond with the same limits of liability from ICI Mutual.

Please feel free to call me at (202)326-5468 if you have any questions.

Very truly yours,

/s/ John Mulligan

John Mulligan

Vice President